Exhibit 99.1

BORR DRILLING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 24, 2021

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) will be held on June 24, 2021 at 9:30 a.m. (Bermuda time) at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2020.

To consider the following Company proposals:

1.	To re-elect Pål Kibsgaard as a Director of the Company.

2.	To re-elect Tor Olav Trøim as a Director of the Company.

3.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

4.	To re-elect Georgina E. Sousa as a Director of the Company.

5.	To re-elect Neil J. Glass as a Director of the Company.

6.
To approve the increase of the Company’s authorized share capital from US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each to US$18,000,000.00 divided into 360,000,000 common shares of US$0.05 par value each by the authorization of an additional 70,000,000 common shares of US$0.05 par value each.

7.	To re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.

8.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ended December 31, 2021.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated:   May 20, 2021

Notes:

1.
The Board of Directors has fixed the close of business on May 10, 2021, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person**  or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

** Due to the current COVID-19 travel restrictions, we recognize that it may not be possible for most shareholders to travel to Bermuda and we will therefore provide conference call details for any shareholders who request same not later than 48 hours before the time for holding the meeting having met the conditions as set out in Note 2 above.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON JUNE 24, 2021.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2020 will be presented at the Meeting.  These statements have been approved by the Directors of the Company.  There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are available on our website at www.borrdrilling.com.  Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4, and 5 – ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company, all of whom are presently members of the Board of Directors.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

Nominees For Election To The Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Age	Director since	Position with the Company

Pål Kibsgaard	54	2019	Director and Chairman of the Board

Tor Olav Trøim	58	2016	Director and Deputy Chairman of the Board

Alexandra Kate Blankenship	56	2019	Director, Audit Committee Chair and Compensation
			and Benefits Committee Member

Georgina E. Sousa	71	2019	Director and Company Secretary

Neil Glass	59	2019	Director, Audit Committee Member and Nominating and
			Governance Committee Chair

Pål Kibsgaard has served as a director and Chairman of the Board since October 2019 and serves on our Compensation and Nominating and Governance Committees.  Mr. Kibsgaard has held a variety of global senior management positions at Schlumberger Limited, including Chairman and CEO, COO, President of the Reservoir Characterization Group, vice-president of engineering, manufacturing and sustaining and vice-president of human resources.  Earlier in his Schlumberger career, Mr. Kibsgaard was geomarket manager for the Caspian region after holding various field positions in sales, marketing and customer support.  Mr. Kibsgaard is currently chief executive officer of Katerra, a US construction technology company.  Mr. Kibsgaard holds a Masters degree from the Norwegian Institute of Technology and is a petroleum engineer.  Mr. Kibsgaard is a Norwegian citizen and a resident of the United States of America.

Tor Olav Trøim has served as a Director on our Board since our incorporation and was our founder.  He served as the Chairman of the Board from August 2017 until September 2019.  Mr. Trøim is founder and sole shareholder of Magni Partners. He is the senior partner (and an employee) of Magni Partners’ subsidiary, Magni Partners Limited, in the U,K.  Mr. Trøim is a beneficiary of the Drew Trust, and the sole shareholder of Drew Holdings Limited.  Mr. Trøim has 30 years of experience in energy related industries in various positions.  Before founding Magni Partners in 2014, Mr. Trøim was a Director of Seatankers Management Co. Ltd. from 1995 until September 2014.  He was Chief Executive Officer of DNO AS from 1992 to 1995 and an Equity Portfolio Manager with Storebrand ASA from 1987 to 1990.  Mr. Trøim graduated with an MSc degree in naval architecture from the University of Trondheim, Norway in 1985.  Mr. Trøim is a Norwegian citizen and a resident of the United Kingdom.  Other directorships and management positions include, Magni Partners (Bermuda) Limited (Founding Partner), Golar LNG Limited (Chairman), Golar LNG Partners LP (Chairman) (until April 15, 2021), Stolt-Nielsen SA. (Director), Magni Sports AS (Director) and Valerenga Football AS (Director).

Alexandra Kate Blankenship has served as a Director on our Board and as Chair of our Audit Committee since February 26, 2019.  Mrs. Blankenship also serves on the Compensation Committee.  Mrs. Blankenship is a Member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986.  Mrs. Blankenship joined Frontline Ltd., in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005.  Among other positions, she has served on the board of numerous companies, including as director and audit committee chairperson of North Atlantic Drilling Ltd., from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd., from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018.  Mrs. Blankenship also serves as a Director of 2020 Bulkers Ltd. and Diamond S Shipping Inc.  Mrs. Blankenship is a United Kingdom citizen and resident.

Georgina Sousa has served as a Director on our Board and our Company Secretary since February 2019. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She also serves as a director and company secretary of Golar LNG Limited and 2020 Bulkers Ltd., since 2019 and Golar LNG Partners LP (until April 15, 2021). She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and Flex LNG Ltd. from June 2017 until December 2018.  Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018.  Ms. Sousa served as Secretary for all of the abovementioned companies at various times during the period between 2005 and 2018. She served as secretary of Archer Limited from 2011 until December 2018 and Seadrill Partners LLC from 2012 until 2017. Ms. Sousa is a United Kingdom citizen and a resident of Bermuda.

Neil Glass has served as a Director on our Board since December 2019 and also serves as an Audit Committee Member and Chairs our Nominating and Governance Committee.  Mr. Glass worked for Ernst & Young for 11 years: seven years with the Edmonton, Canada office and four years with the Bermuda office.  In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies. Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies.  Mr. Glass is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business.  Mr. Glass also serves as a Director and Audit Committee Member of 2020 Bulkers Ltd. and Golar LNG Partners LP (until April 15, 2021).  Mr. Glass is a Canadian citizen and a resident of Bermuda.

PROPOSAL 6 – TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is currently US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each of which 274,436,351 common shares are in issue.  At the Meeting the Board will ask the Shareholders to approve the increase of the Company’s authorised share capital from US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each to US$18,000,000.00 divided into 360,000,000 common shares of US$0.05 par value each by the authorisation of an additional 70,000,000 common shares of US$0.05 par value each.

PROPOSAL 7 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services in 2020 provided by PricewaterhouseCoopers LLP included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 8 – TO APPROVE DIRECTORS’ REMUNERATION

At the Meeting, the Board will ask the shareholders to approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ended December 31, 2021.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

May 20, 2021
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on June 24, 2021.

I/We ………………………………………………………………………………………………………

Of …………………………………………………………………………………………………………..

being (a) holder(s) of ………………………………… Ordinary Shares of US$0.05 each of the above-named

Company on the record date of May 10, 2021 hereby appoint the duly appointed Chairman of the meeting or ………………………………
to act as my/our proxy at the Annual General Meeting of the Company to be held on June 24, 2021 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals	For	Against	Abstain
1. To re-elect Pål Kibsgaard as a Director of the Company.
2. To re-elect Tor Olav Trøim as a Director of the Company.
3. To re-elect Alexandra Kate Blankenship as a Director of the Company.
4. To re-elect Georgina E. Sousa as a Director of the Company.
5. To re-elect Neil J. Glass as a Director of the Company.

6.   To approve the increase of the Company’s authorized share capital from US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each to US$18,000,000.00 divided into 360,000,000 common shares of US$0.05 par value each by the authorization of an additional 70,000,000 common shares of US$0.05 par value each.

7. To re-appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.
8. To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,200,000 for the year ended December 31, 2021.

Date ………………………………..      Signature ………………………………………………

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

DNB Bank ASA
Registrars Department
PO Box 1600 Sentrum
0021 Oslo, Norway

Or via e-mail to:  vote@dnb.no